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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

AUG 1 0 2004

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Preferred ~~Holding Corporation~~ Financial Group

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 West Henrietta Road
_____
(No. and Street)

Rochester   New York   14623
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elliot B. Mibaum   585-427-2420
_____
                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fisher, Schacht & Oliver LLP
_____
                    (Name — *if individual, state last, first, middle name*)

3445 Winton Place #113   Rochester   New York   14623
_____
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 2 3 2004

~~THOMSON FINANCIAL~~

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ___Elliot B. Mibaum_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Preferred Holding Corporation_____, as of ___December 31, 2003_____,-19-____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

January 22, 2004

OATH OR AFFIRMATION

I, Elliott R. Mibaum, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Preferred Holding Corporation as of December 31, 2003 and 2002, are true and correct. I further affirm that neither the Corporation nor any shareholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
President

Sworn to before me this
_22__ day of January 2004

_____
Notary Public

BARBARA J. OLIVER
NOTARY PUBLIC. STATE OF NEW YORK
MONROE COUNTY
MY COMMISSION EXPIRES MARCH 30, 2006

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

FISHER, SCHACHT & OLIVER, LLP

CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

INDEPENDENT AUDITOR'S REPORT

Mr. Elliot R. Mibaum
Preferred Holding Corporation
Rochester, New York

We have audited the accompanying balance statements of financial condition of Preferred Holding Corporation as of December 31, 2003 and 2002, and the related statements of operations shareholder's equity and cash flows for the year then ended.   These financial statements are the responsibility of the Company's management.   Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Holding Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

FISHER, SCHACHT & OLIVER, LLP

January 22, 2004

-1-

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

BALANCE SHEET

ASSETS

	December 31	
	2003	2002
Cash	$ 2,619	$11,247
Accounts Receivable	0	1,829
Prepaid Insurance	0	833
Investment – Brent Capital	27,319	0
TOTAL ASSETS	$29,938	$13,909

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Liabilities		
Payroll Taxes Payable	$ 538	$ 0
Stockholder's Equity		
Common Stock – No Par Value; 200 Shares Authorized; 100 Shares issued and outstanding	3,375	3,375
Retained Earnings	26,025	10,534
Total Stockholder's Equity	$29,400	$13,909
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	$29,938	$13,909

The accompanying notes are an integral part of the financial statements.

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

STATEMENT OF OPERATIONS

| | Year Ended December 31 | |
	2003	2002
Revenue – Commissions	$816,303	$257,390
Operating Expenses		
Commissions – Stockholder	80,220	61,542
Commissions – Others	578,297	93,789
Rent – Stockholder	12,632	27,564
Other	111,240	63,961
Total Operating Expenses	$782,389	$246,856
NET INCOME	$ 33,914	$ 10,534

The accompanying notes are an integral part of the financial statements.

-3-

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

STATEMENT OF SHAREHOLDER'S EQUITY

	Common Stock	Retained Earnings	Shareholder's Equity
Balance - January 1, 2002	$3,375	$ 0	$ 3,375
Net Income	0	10,534	10,534
Balance - December 31, 2002	$3,375	$10,534	$13,909
Net Income	0	33,914	33,914
Distributions to Shareholders	0	(18,423)	(18,423)
BALANCE - DECEMBER 31, 2003	$3,375	$26,025	$29,400

The accompanying notes are an integral part of the financial statements.

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

ELLIOT R. MIBAUM
PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

STATEMENT OF CASH FLOWS

| | Year Ended December 31 | |
	2003	2002
Cash Flows from Operating Activities		
Net Income for the Year	$33,914	$10,534
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	0	1,170
Changes in Certain Assets and Liabilities affecting Operations:		
Customer Deposit	0	154
Loan Receivable – Security Management	0	(829)
Payroll Taxes	538	0
Accounts Receivable	1,829	0
Prepaid Insurance	833	0
Net Cash Provided by Operating Activities	$37,114	$11,029
Cash Flows from Financing Activities		
Withdrawal of Capital by Former Proprietorship	0	(16,734)
Investment in Capital Stock	0	3,375
Purchase of Brent Capital Stock	(18,423)	0
Withdrawal of Funds by Shareholders	(27,319)	0
Net Cash (Used) from Financing Activities	($45,742)	($13,359)
Net (Decrease) in Cash	($ 8,628)	($ 2,330)
Cash Balance – January 1	11,247	13,577
CASH BALANCE – DECEMBER 31	$ 2,619	$11,247

The accompanying notes are an integral part of the financial statements.

-5-

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002

Note A – The Company and Summary of Significant Accounting Policies

The Corporation
The Corporation was incorporated in the State of New York on November 29, 2000 and began business January 1, 2002 as a broker-dealer in securities. The Corporation does not hold securities on behalf of its customers and functions only as a commission broker.

Income Taxes
The Corporation has elected to be taxed as an "S" Corporation under Section 1362 of the Internal Revenue Code and under Chapter 103 of the New York State Tax Code. As an "S" Corporation the taxable income of the Corporation is generally passed through to the shareholder and taxed on an individual basis.

Office Equipment
Office equipment is recorded on the basis of cost on the date of inception and is being depreciated over five years.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B – Net Capital Requirements
The Corporation is subject to the Uniform Net Capital Rule 15C3-1 of the Securities and Exchange Commission which requires net capital, as defined, shall be the greater of $5,000 or 6 2/3% of an aggregate indebtedness, as defined. The net capital as of December 31, 2003 was $29,400. The required capital at December 31, 2003 was $5,000.

Note C – Investment – Brent Capital
On February 1, 2003 the Corporation purchased 100% of Brent Capital Corporation, another commission broker. The purchase price is 50% of the overrides of the Brent's broker dealers' commission for 5 years, payable monthly. There is no interest added.

Note D – Related Activities
The Corporation rents its premises from a related corporation but has no lease or fixed rental amounts.

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PREFERRED HOLDING CORPORATION

SUPPLEMENTARY INFORMATION

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Mr. Elliott R. Mibaum
Preferred Holding Corporation

We have audited the accompanying financial statements of Preferred Holding
Corporation as of December 31, 2003 and 2002 and have issued our report thereon
dated January 22, 2004. Our audits were conducted for the purpose of forming
an opinion on the basic financial statements taken as a whole, which are
presented in the preceding section of this report. The financial information
hereinafter is presented for purposes of additional analysis and is not a
required part of the basic financial statements, but the information on pages 7
through 12 is supplementary information required by Rule 17a-5 under the
Securities and Exchange Act of 1934. Such information has been subjected to
the auditing procedures applied in the audits of the basic financial statements
and, in our opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole.

Fisher, Schacht & Oliver, LLP

Rochester, New York
January 22, 2004

SUPPLEMENTARY INFORMATION

| | Year Ended December 31 | |
	2003	2002
Schedule of Other Operating Expenses		
Advertising and Promotion	$ 2,622	$ 6,027
Automobile Expense	1,778	1,489
Clerical Fees	2,278	801
Continuing Education	0	259
Depreciation	0	1,170
Dues and Subscriptions	1,740	967
Insurance	11,044	20,732
Interest and Bank Charges	1,119	0
Moving Expense	6,204	0
Office Expense and Supplies	6,673	4,943
Payroll	13,440	0
Payroll Taxes	479	0
Postage and Delivery	4,594	1,906
Professional Fees	13,919	4,375
Regulatory Fees and Licenses	5,750	7,054
Repairs and Maintenance	23,578	8,553
Telephone	4,653	2,960
Travel and Entertainment	0	580
Utilities	11,369	2,145
TOTAL OPERATING EXPENSES	$111,240	$63,961

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

SUPPLEMENTARY INFORMATION cont'd

	Year Ended December 31	
	2003	2002
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1		
Total Corporation's Capital per Accompanying Statement of Financial Condition	$29,938	$13,909
Deduction for Non-Allowable Assets under Rule 15c3-1(c)(2)(iv)(A)		
Prepaid Insurance	0	833
NET CAPITAL	$29,938	$13,076
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(1) Minimum net capital at 6 2/3% or aggregate indebtedness	$ 0	$ 0
(2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement (greater of (1) or (2) above)	$ 5,000	$ 5,000
Excess net capital (net capital less net capital requirement)	$24,938	$ 8,076
Excess net capital at 1.000% (net capital less 10% of aggregate indebtedness)	$24,938	$13,076
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities per accompanying statement of financial condition	$ 538	$ 0
TOTAL AGGREGATED INDEBTEDNESS	$ 538	$ 0

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

SUPPLEMENTARY INFORMATION cont'd

| | Year Ended December 31 | |
	2003	2002
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)		
Net capital as reported by the Corporation on Form X-17A-5, Part IIA Focus Report	$37,853	$13,599
Net Capital As Reported In Supplementary Schedule Submitted With Audited Financial Statements	$29,938	$13,909

EXEMPTION FROM RULE 15c3-3
An exemption from Rule 15c3-3 is claimed based upon rule Section (K)(1) – Limited business (mutual funds and/or variable annuities only)

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Mr. Elliott R. Mibaum
Preferred Holding Corporation

In planning and performing our audit of the financial statements of Preferred Holding Corporation for the year ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-11-

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fisher, Schacht & Oliver, LLP

Rochester, New York
January 22, 2004

FISHER, SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS